Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Rule 17a-5(e) under the Securities Exchange Act of 1934 as a PUBLIC
DOCUMENT.

sejong LLP

integrity·trust·professionalism

65 CHALLENGER ROAD. SUITE 250, RIDGEFIELD PARK, NJ 07660   T. 212.244.3940 I F. 201.242.0106

WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Samsung Securities (America), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Samsung Securities (America), Inc.'s management. Our responsibility is to express an opinion on Samsung Securities (America), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Samsung Securities (America), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

SEJONG LLP

We have served as Samsung Securities (America), Inc.'s auditor since 2022.

Ridgefield Park, New Jersey

February 9, 2024

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

CASH AND CASH EQUIVALENTS	$	2,671,390
TIME DEPOSITS		33,978,488
INTEREST RECEIVABLE		908,116
RECEIVABLE FROM PARENT		211,587
PREPAID INCOME TAXES		18,838
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $72,358		180,555
DEFERRED TAX ASSETS		446,073
RIGHT-OF-USE ASSET		1,067,902
OTHER ASSETS		52,416
TOTAL ASSETS	$	39,535,365

LIABILITIES AND STOCKHOLDER'S EQUITY

LEASE LIABILITY	$	1,121,696
ACCRUED EXPENSES AND OTHER		400,334
TOTAL LIABILITIES		1,522,030
STOCKHOLDER'S EQUITY:		
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares		50
Additional paid-in capital		4,999,950
Retained earnings		33,013,335
TOTAL STOCKHOLDER'S EQUITY		38,013,335
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	39,535,365

See notes to financial statement.

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

1.   DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company introduces all transactions to its Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Time Deposits — Time deposits represent certificates of deposits placed with reputable financial institutions with an original maturity terms of greater than three months but less than one year and carried at fair value.

Income Tax — The Company accounts for income tax in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the

statement of financial condition from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the statement of financial condition or tax returns. There are no unrecognized tax benefits, interest or penalties recognized in the accompanying statement of financial condition as of December 31, 2023.

Revenue Recognition — The Company recognizes service revenue based on operating expenses incurred plus certain agreed-upon mark-ups on such expenses. Interest revenue is recognized when earned.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Fair Value Measurements — The Company applies ASC 820, *Fair Value Measurement,* guidance which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value, and which establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

The guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active market that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Items valued using internal valuation techniques are classified according to the lowest level input that is significant to the valuation, and are typically classified as Level 3.

The Company did not have any Level 3 financial instruments as of December 31, 2023.

Fair value is based upon quoted market data when available. If listed prices or quotes are not available, the Company considers relevant and observable market prices in its valuations where possible. The frequency of transaction, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observed prices in those markets.

The carrying amounts of time deposits, categorized as level 2 in the fair value hierarchy, were measured using a pricing model with observable inputs. The carrying amounts reported in the statement of financial condition for cash and cash equivalents, categorized as level 1 in the fair value hierarchy, and receivable from Parent and interest receivable, categorized as level 2 in the fair value hierarchy, approximate fair value because of the short-term maturity of those financial instruments.

Use of Estimates — The preparation of statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases — The Company accounts for its leases in accordance with ASC 842, *Leases*. For leases that have greater than 12-month lease term, a right-of-use ("ROU") asset and lease liability is recognized based on the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, developed based upon each lease's term. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. For our operating lease, the ROU asset also includes any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives. Lease expense is recognized on a straight-line basis over the lease term if the ROU asset has not been impaired or abandoned.

3. **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternate Standard. Under this Alternate Standard, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2023, the Company has net capital of $16,779,505, which exceeds the required net capital by $16,529,505.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. **INCOME TAX**

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2023 are as follows:

	Deferred Tax Assets (Liabilities)
Net operating loss carryover	$ 369,040
Property and equipment	(12,706)
Accrued expense and allowance	72,322
ROU asset	(345,750)
Lease liability	363,167
Net deferred tax assets	$ 446,073

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, deferred tax assets have been fully recognized without valuation allowance. The net change in the valuation allowance for the year ended December 31, 2023 was a decrease of approximately $30,000. As of December 31, 2023, the Company does not have Federal net operating loss carryforwards available. Meanwhile, the Company has state and local net operating loss carryforwards amounting to approximately $3,215,000 and $3,280,000, respectively, which expire in various years through December 31, 2037.

The Company's corporate income tax returns for the years ended December 31, 2020 through 2022 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions. No material uncertain tax positions exist as of December 31, 2023.

5. **RELATED PARTY TRANSACTIONS**

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expenses incurred by the Company plus certain agreed-upon mark-ups on such expenses. Such service revenue from the arrangement with the Parent amounted to approximately $2,973,000 for the year ended December 31, 2023. Related receivable from the Parent, which is generally settled on a monthly basis, amounted to approximately $212,000 as of December 31, 2023.

6. **EMPLOYEE BENEFIT PLAN**

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Based upon each employee's length of service, the Company

contributes up to $6,000. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

7.   PROPERTY AND EQUIPMENT

At December 31, 2023, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 204,647
Furniture and fixtures	48,266
Total at cost	252,913
Less accumulated depreciation	(72,358)
Property and equipment - net	$ 180,555

8.   COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in October 2028.

Statement of Financial Condition Amounts Related to Leases

	As of December 31, 2023
ROU assets	$ 1,067,902
Lease liabilities	1,121,696
Remaining lease term, in years	4.8
Discount rate	4.49%

Future lease payment sunder this operating lease are as follows:

For the years ending December 31,	Amount
2024	$ 258,600
2025	258,600
2026	258,600
2027	258,600
2028	215,497
Thereafter	-
Total undiscounted cash flows	1,249,897
Imputed interest	(128,201)
Amount on statement of financial condition	$ 1,121,696

9.   CONCENTRATION OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2023. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

Cash and cash equivalent and time deposits in banks periodically exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000. The company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

10. **CREDIT RISK AND CLIENT ACTIVITIES**

The Company clears securities transactions on behalf of customers through its clearing broker. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfil their contracted obligations. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

11. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events after December 31, 2023, but before February 9, 2024, the date the financial statements were available to be issued. There were no subsequent events that required to be measured or disclosed in the financial statement.

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